UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Advisory Services Agreement with Pulsar Group Ltd.

As previously disclosed, on February 9, 2026, Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, entered into an Advisory Services Agreement (the “Agreement”) with Pulsar Group Ltd. (“Pulsar Group”), pursuant to which Pulsar Group agreed to provide certain consultancy and advisory services (“Services”) to the Company to support and grow the Company’s business in countries within the Gulf Cooperation Council (the “Territory”). Under the Agreement, Pulsar Group is the Company’s exclusive advisor for the Services within the Territory. In consideration for performing the Services, Pulsar Group receives $250,000 per month from the Company (the “Monthly Fee”).

On April 24, 2026, the Company and Pulsar Group mutually agreed to suspend payment and accrual of the Monthly Fee until further notice, with all other terms of the Agreement, as amended, remaining in full force and effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2026	BRERA HOLDINGS PLC

	By:	/s/ Justin Bowes
Justin Bowes
Chief Legal Officer

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